Exhibit 6.3

THE DELAWARE NATIONAL BANK OF DELHI

SALARY CONTINUATION AGREEMENT

THIS SALARY CONTINUATION AGREEMENT (“AGREEMENT”) is entered into effective as of the 1st day of January, 2018 (the “EFFECTIVE DATE”), by and between THE DELAWARE NATIONAL BANK OF DELHI, a national bank located in Delhi, New York (the “BANK”) and a wholly-owned subsidiary of Delhi Bank Corp., a New York corporation (the “COMPANY”) and PETER V. GIOFFE (the “EXECUTIVE”).

INTRODUCTION

To encourage the Executive to remain an employee of the Bank, the Bank is willing to provide salary continuation benefits to the Executive. The Bank will pay the benefits from its general assets.

AGREEMENT

The Bank and the Executive agree as follows:

ARTICLE 1

DEFINITIONS

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

“ACTUARIAL EQUIVALENT” shall mean a benefit of equivalent current value to the benefit which could otherwise have been provided to the Executive, computed on the basis of Section 417(e)(3) of the Code in determining the present value of payments.

“CHANGE IN CONTROL” shall be deemed to have occurred upon consummation of any of the following events:

(i)	Merger: The Company merges into or consolidates with another corporation, or merges another corporation into the Company, and, as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company immediately before the merger or consolidation.

(ii)	Acquisition of Significant Share Ownership: A report on Schedule 13D or another form or schedule (other than Schedule 13G) is filed or is required to be filed under Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, if the schedule discloses that the filing person or persons acting in concert has or have become the beneficial owner of thirty percent (30%) or more of the Company’s voting securities, but this clause (ii) shall not apply to beneficial ownership of Company voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns fifty percent (50%) or more of its outstanding voting securities;

(iii)	Change in Board Composition: During any period of twelve (12) consecutive months, individuals who constitute the Company’s or the Bank’s Board of Directors at the beginning of the twelve- (12-) month period cease for any reason to constitute at least a majority of the Company’s or the Bank’s board of directors; provided, however, that for purposes of this clause (iii), each director who is first elected by the board (or first nominated by the board for election by the stockholders) by a vote of at least two-thirds (⅔) of the directors who were directors at the beginning of the twelve- (12-) month period shall be deemed to have also been a director at the beginning of such period; or

(iv)	Sale of Assets: The Company or the Bank sells to a third party all or substantially all of its assets.

Notwithstanding the foregoing, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

“CHANGE IN CONTROL BENEFIT” means the lump sum benefit payable as provided in Section 2.4.

“CODE” means the Internal Revenue Code of 1986, as amended.

“DISABILITY” means a condition of the Executive whereby the Executive is either (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company. The Executive will also be deemed to have incurred a Disability if determined to be totally disabled by the Social Security Administration or in accordance with a disability insurance program, provided that the definition of disability applied under such disability insurance program must be consistent with Code Section 409A’s definition of disability set forth above. The Executive must submit proof to the Bank of the carrier’s or Social Security Administration’s determination upon the request of the Bank.

“DISABILITY BENEFIT” means the benefit payable to the Executive as provided in Section 2.3.

“EARLY TERMINATION” means the Termination of Employment of the Executive, prior to Normal Retirement Age, for reasons other than Termination of Employment for Specially-Defined Cause, Change in Control, Disability, or Death.

“EARLY TERMINATION BENEFIT” means the benefit payable to the Executive as provided in Section 2.2.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“GAAP” means United States Generally Accepted Accounting Principles.

“NORMAL RETIREMENT AGE” means the Executive attaining age 60.

“NORMAL RETIREMENT BENEFIT” means an annual installment benefit of One Hundred Forty-Two Thousand Dollars ($142,000) payable commencing upon the Executive’s Normal Retirement Date as provided in Section 2.1.

“NORMAL RETIREMENT DATE” means the later of the Normal Retirement Age or the date on which Termination of Employment, as defined below, occurs.

“SPECIALLY-DEFINED CAUSE” has the meaning set forth in Article 5.

“TERMINATION OF EMPLOYMENT” means the date that the Executive ceases to be employed by the Bank and its affiliates (determined under Treasury Regulation Section 1.409A-1(h)(3)) for any reason, voluntary or involuntary, other than by reason of a bona fide leave of absence (within the meaning of Code Section 409A) approved by the Bank, and which constitutes a “separation of service” for purposes of Section 409A of the Code.

“YEARS OF SERVICE” means the Executive’s completed years of employment with the Bank.

ARTICLE 2

BENEFITS

2.1 NORMAL RETIREMENT BENEFIT. Upon the Executive’s Termination of Employment on or after attaining his Normal Retirement Age for any reason other than death or a Termination for Specially-Defined Cause, the Bank shall pay to the Executive the benefit described in this Section 2.1 in lieu of any other benefit under this Agreement.

2.1.1 AMOUNT OF NORMAL RETIREMENT BENEFIT. The Normal Retirement Benefit of One Hundred Forty-Two Thousand Dollars ($142,000) shall be payable for a term of twenty (20) years (the “TERM”).

2.1.2 PAYMENT COMMENCEMENT OF NORMAL RETIREMENT BENEFIT. The Bank shall commence payment of the Normal Retirement Benefit in the month following the month of the Executive’s Termination of Employment and thereafter on each annual anniversary of such payment commencement date during the Term.

2.2 EARLY TERMINATION BENEFIT. The Executive shall be entitled to receive the benefit described in this Section 2.2 upon his Early Termination in lieu of any other benefit under this Agreement. The Early Termination Benefit is the accrued liability balance reflected on the financial statements of the Bank under GAAP determined as of the Executive’s Termination of Employment, and such Early Termination Benefit shall be paid in five (5) equal annual installments with the first installment payable in the month following the month of the Executive’s Termination of Employment and thereafter on each annual anniversary of such payment commencement date.

2.3 DISABILITY BENEFIT. If the Executive experiences a Disability prior to Normal Retirement Age, the Bank shall pay to the Executive the benefit described in this Section 2.3 in lieu of any other benefit under this Agreement. The amount of the Disability Benefit is one hundred (100) percent of the accrued liability balance for the Normal Retirement Benefit reflected on the financial statements of the Bank under GAAP on the date of the Participant’s Disability. The Disability Benefit shall be payable in ten (10) equal annual installments with the first installment payable in the month following the month of the Executive’s Disability date and thereafter on each annual anniversary of such payment commencement date.

2.4 CHANGE IN CONTROL BENEFIT. If the Executive incurs a Termination of Employment (other than for a Specially-Defined Cause or death) within two (2) years following a Change in Control but prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 2.4 in lieu of any other benefit under this Agreement. The Change in Control Benefit is the Normal Retirement Benefit described in Section 2.1.1 determined without regard to the Executive’s age or Years of Service, payable to the Executive, not later than thirty (30) days after his Termination of Employment, in a lump sum that is the Actuarial Equivalent of the Normal Retirement Benefit.

ARTICLE 3

DEATH BENEFITS

3.1 DEATH PRIOR TO COMMENCEMENT OF BENEFIT PAYMENTS. If the Executive dies prior to the commencement of benefit payments under Article 2 of this Agreement, the Bank shall pay to the Executive’s designated beneficiary the benefit described in this Section 3.1 in lieu of any other benefits under this Agreement. The amount of the death benefit is one hundred (100) percent of the accrued liability balance of the Normal Retirement Benefit reflected on the financial statements of the Bank under GAAP on the date of the Participant’s death. The death benefit shall be payable to the Executive’s beneficiary in ten (10) equal annual installments with the first installment payable in the month following the month of the Executive’s death and thereafter on the annual anniversary of such payment commencement date.

3.2 DEATH DURING PAYMENT OF A BENEFIT. If the Executive dies after benefit payments have commenced under Article 2 of this Agreement, but before receiving all such payments, the Bank shall pay the remaining benefits to the Executive’s beneficiary at the same time and in each same amounts they would have been paid to the Executive had the Executive survived.

ARTICLE 4

BENEFICIARIES

4.1 BENEFICIARY DESIGNATIONS. The Executive shall designate a beneficiary by filing a written designation with the Bank. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Executive and received by the Bank during the Executive’s lifetime. The Executive’s beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments shall be made to the Executive’s estate.

4.2 FACILITY OF PAYMENT. If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, the Bank may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Bank from all liability with respect to such benefit.

ARTICLE 5

TERMINATION FOR SPECIALLY-DEFINED CAUSE

Notwithstanding any provision of this Agreement to the contrary, the Bank shall not pay any benefit under this Agreement if the Bank terminates the Executive’s employment for any of the following (each a “Specially-Defined Cause”):

(i)	The willful and continued failure by the Executive to substantially perform his duties with the Bank (other than any such failure resulting from incapacity due to physical or mental illness), after a demand for specific performance is delivered to the Executive by the Board which identifies individual goals and objectives which must be accomplished to remedy the Executive’s performance, as well as provides rationale as to the reason the Board believes that he has not historically substantially performed his duties;

(ii)	Commission of a felony or of a gross misdemeanor involving moral turpitude; or

(iii)	Fraud, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive’s employment and resulting in an adverse effect on the Bank. For purposes of this paragraph, no act, or failure to act, on the Executive’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Bank.

Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Specially-Defined Cause unless and until there have been delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire authorized membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice and an opportunity for the Executive, together with counsel, to be heard before the Board), finding that in the good faith opinion of the Board he was guilty of conduct set forth above and specifying the particulars thereof.

ARTICLE 6

CLAIMS AND REVIEW PROCEDURE

6.1 CLAIMS PROCEDURE. The Executive or a beneficiary who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

6.1.1 INITIATION - WRITTEN CLAIM. The claimant initiates a claim by submitting to the Bank a written claim for the benefits.

6.1.2 TIMING OF BANK RESPONSE. The Bank shall respond to such claimant within 45 days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 45 days by notifying the claimant in writing, prior to the end of the initial 45-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.1.3 NOTICE OF DECISION. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(i)	The specific reasons for the denial;

(ii)	A reference to the specific provisions of the Agreement on which the denial is based;

(iii)	A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed; and

(iv)	An explanation of the Agreement’s review procedures and the time limits applicable to such procedures.

6.2 REVIEW PROCEDURE. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

6.2.1 INITIATION - WRITTEN REQUEST. To initiate the review, the claimant, within 60 days after receiving the Bank’s notice of denial, must file with the Bank a written request for review.

6.2.2 ADDITIONAL SUBMISSIONS - INFORMATION ACCESS. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant’s claim for benefits.

6.2.3 CONSIDERATIONS ON REVIEW. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

6.2.4 TIMING OF BANK RESPONSE. The Bank shall respond in writing to such claimant within 45 days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 45 days by notifying the claimant in writing, prior to the end of the initial 45-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.2.5 NOTICE OF DECISION. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(i) The specific reasons for the denial;

(ii)	A reference to the specific provisions of the Agreement on which the denial is based; and

(iii)	A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant’s claim for benefits.

ARTICLE 7

AMENDMENTS AND TERMINATION

This Agreement may be amended or terminated only by a written agreement signed by the Bank and the Executive; provided, however, that the Bank may amend this Agreement without the Executive’s written consent to the extent such amendment is, in the judgment of the Bank’s outside counsel, necessary to conform the Agreement to the requirements of Section 409A of the Code and the regulations thereunder.

ARTICLE 8

MISCELLANEOUS

8.1 BINDING EFFECT. This Agreement shall bind the Executive and the Bank, and their beneficiaries, survivors, executors, successors, administrators and transferees.

8.2 NO GUARANTEE OF EMPLOYMENT. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Bank, nor does it interfere with the Bank’s right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive’s right to terminate employment at any time.

8.3 NON-TRANSFERABILITY. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

8.4 REORGANIZATION. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another Bank, firm, or person unless such succeeding or continuing Bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event or upon a Change in Control, the term “BANK” as used in this Agreement shall be deemed to refer to the successor or survivor Bank.

8.5 TAX WITHHOLDING. The Bank shall withhold any taxes that are required to be withheld under this Agreement.

8.6 APPLICABLE LAW. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by federal law.

8.7 UNFUNDED ARRANGEMENT. The Executive and any beneficiary are general unsecured creditors of the Bank for the payment of benefits under this Agreement. The benefits represent the mere promise by the Bank to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive’s life is a general asset of the Bank to which the Executive and beneficiary have no preferred or secured claim. This Agreement is intended to be a plan which is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of Sections 201, 301 and 401 of ERISA, and therefore to be exempt from the provisions of Parts 2, 3 and 4 of Title I of ERISA.

8.8 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof and supersedes any and all prior agreements relating to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

8.9 COMPLIANCE WITH CODE SECTION 409A. This Agreement shall be interpreted and administered consistent with Code Section 409A; provided, however, the Bank shall be under no obligation to indemnify the Executive for any tax liabilities incurred by the Executive with respect to the Agreement, including but not limited to Code Section 409A. If the Executive is a “specified employee” within the meaning of Code Section 409A on a benefit payment commencement date that results from the Executive’s Termination of Employment (other than death), such benefit payments shall commence on the Bank’s first payroll date following the earliest of (i) the first day of the seventh (7th) month following the Executive’s Termination of Employment, or (ii) the date of the Executive’s death; provided that an installment payment will only be made on such date if such installment payment has otherwise become due and payable during such delay period, and any subsequent installment payments shall be made pursuant to the payment schedule specified in Article 2 or Article 3 (determined without regard to any delay in installments otherwise payable during such period of delay).

8.10 ADMINISTRATION. The Bank shall have powers which are necessary to administer this Agreement, including but not limited to:

(i)	Establishing and revising the method of accounting for the Agreement;

(ii)	Maintaining a record of benefit payments; and

(iii)	Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.11 NON-COMPETITION AND NON-SOLICITATION PROVISION. The Executive acknowledges that the Executive will serve a critical business role and will acquire and will continue to acquire confidential information about the business, operations, customers and partners of the Bank and will develop critical relationships with the Bank’s customers. In consideration of the benefits provided to the Executive under this Agreement and the Bank’s agreement to provide its confidential information to the Executive, and in order to enforce the Executive’s promise to protect confidential information and for the Bank to protect its interests, the Executive acknowledges that the following restrictions shall apply:

(i)	During the period of Executive’s employment with the Bank and for a period of two (2) years thereafter, the Executive shall not, without the prior written consent of the Bank, directly or indirectly, whether or not for compensation, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of a similar type financial institution, whose products or activities compete with the products or activities of the Bank or its affiliates within a fifty (50) mile radius of the offices of the Bank, provided, however, that the Executive may purchase or otherwise acquire up to (but not more than) five (5%) percent of any class of securities of any enterprise (but without otherwise actively participating in the management of such enterprise).

(ii)	The Executive will not, directly or indirectly, either for himself or any other Person (as defined herein), (i) induce or attempt to induce any employee of the Bank to leave the employ of the Bank, (ii) in any way interfere with the relationship between Bank and any of its employees, (iii) employ, or otherwise engage as an employee, independent contractor, or otherwise, any employee of the Bank, or (iv) induce or attempt to induce any customer, supplier, licensee, or business relation of the Bank to cease doing business with the Bank, or in any way interfere with the relationship between the Bank and any customer, supplier, licensee, or business relation of the Bank. The Executive will not, directly or indirectly, either for himself or any other Person, solicit the business of any customer and/or client of the Bank with which during the preceding twelve (12) months of the Executive’s employment with the Company, the Executive was either involved (directly or indirectly) or about which the Executive received confidential information, with respect to products or activities which compete with the products or activities of the Bank.

“Person” means an individual, trust, estate, corporation, limited liability company, savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, mortgage company or similar type financial institution.

(iii)	The Executive agrees that, given the nature of his position at the Bank, the restrictions set forth in Section 8.11(i) and (ii) above are reasonable in scope, length of time and geographic area and are necessary for the protection of the significant investment of the Bank in developing, maintaining and expanding its business. Accordingly, the parties hereto agree that, in the event of any breach by the Executive of any of the provisions of Section 8.11, monetary damages alone will not adequately compensate the Bank for its losses and, therefore, the Bank shall be entitled to any and all legal or equitable relief available, specifically including, but not limited to, injunctive relief, and the Executive shall be liable for costs and expenses, including attorneys’ fees, incurred by the Bank as a result of its taking action to enforce, or recover for, any breach of Section 8.11. The restrictions contained in Section 8.11 shall be construed and interpreted in any judicial proceeding to permit its enforcement to the maximum extent permitted by law. Notwithstanding the foregoing, in the event that a restriction or any portion thereof contained in this Agreement is deemed to be unreasonable by a court of competent jurisdiction, the Bank and the Executive agree that such restriction, or portion thereof, shall be modified in order to make it reasonable and shall be enforceable accordingly. The provisions of this Section 8.11 shall survive the termination of the Executive’s employment and the assignment of this Agreement by the Bank to any successor in interest or other assignee. No waiver by the Bank of any breach of this Agreement shall be a waiver of any preceding or succeeding breach.

(Signature page to follow)

IN WITNESS WHEREOF, the parties to this Agreement have executed the Agreement as of the Effective Date first written above.

THE DELAWARE NATIONAL BANK OF DELHI

By:	/s/ Gretchen E. Rossley
Title:	Vice President of Administration

EXECUTIVE:

/s/ Peter V. Gioffe
Peter V. Gioffe